FORM RW

Hannover House, Inc.

1428 Chester Street

Springdale, AR 72764

(Commission File No. 000-28723)

May 8, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Dana Brown, Legal Department

 Andrew Mew, Senior Assistant Chief Accountant

Re: Hannover House, Inc.

 Request to Withdraw Registration Statement of Form 10-12(g), (File No. 02202015)

Gentlemen:

Following the telephonic discussion with your office regarding subsequent events that have impacted our company’s Form 10-12(g) Registration Statement – specifically the requirement for the company to engage a new PCAOB certified auditing firm due to the recent revocation of the certifying authority granted to Terry L. Johnson, C.P.A. – Hannover House, Inc. is unable to comply by May 11 with all required revisions to the Registration Statement, as were specified in your letter of March 26, 2015 and as further clarified in subsequent telephone calls.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) Hannover House, Inc., a Wyoming corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 10-12(g) (File No. 02202015) together with all exhibits thereto (the “Registration Statement”) as of the date hereof or at the earliest practicable date hereafter. The Company is withdrawing the Registration Statement because the audit report from the new auditing firm is not expected to be ready by May 11. The Company intends to promptly re-file with a revised Form 10-12(g) report containing the new audit certification (and additional disclosures and compliance instructions). The Form 10-12(g) Registration Statement was originally filed with the Commission on March 11, 2015. The Registration Statement was not declared effective by the Commission under the Act.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to the Company’s counsel, James Scheltema, Esq. by email at Jim@SmallCapDevelopment.com or by fax at (850) 912-8529. If you have any questions regarding this letter, please contact the undersigned, Eric F. Parkinson, C.E.O. at (479) 751-4500. Thank you for your assistance with this application for withdrawal.

Sincerely,

HANNOVER HOUSE, INC.

By: /s/ Eric F. Parkinson

Eric F. Parkinson, C.E.O.